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                              August 14, 2023

       Beck Chen
       Chief Financial Officer
       Dada Nexus Ltd
       22/F, Oriental Fisherman   s Wharf
       No. 1088 Yangshupu Road
       Yangpu District, Shanghai 200082
       People   s Republic of China

                                                        Re: Dada Nexus Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39305

       Dear Beck Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

   1.                                                   We note your statement
that you reviewed the Company   s register of members and public
                                                        filings made by
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 Beck Chen
Dada Nexus Ltd
August 14, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and British Virgin Islands as well as in PRC that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your response.
          With respect to (b)(3) and (b)(5), please provide the information required by (b)(3)
           and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.




                                                           Sincerely,
FirstName LastNameBeck Chen
                                                           Division of
Corporation Finance
Comapany NameDada Nexus Ltd
                                                           Disclosure Review
Program
August 14, 2023 Page 2
cc:       Yuting Wu
FirstName LastName